**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 10-D**

**ASSET-BACKED ISSUER**
**Distribution Report Pursuant to Section 13 or 15(d) of**
**the Securities Exchange Act of 1934**

For the monthly distribution period from <u>July 1, 2007</u> to <u>July 31, 2007</u>

Commission File Number of issuing entity: <u>333-131213-45</u>

**RALI Series 2007-QS5 Trust**
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-131213

**Residential Accredit Loans, Inc.**
(Exact name of depositor as specified in its charter)

**Residential Funding Company, LLC**
(Exact name of sponsor as specified in its charter)

| | |
|---|---|
| <u>New York</u> | <u>None</u> |
| (State or other jurisdiction of incorporation or organization of the issuing entity) | (I.R.S. Employer Identification No.) |

| | |
|---|---|
| c/o Residential Funding Company, LLC, as Master Servicer | |
| <u>8400 Normandale Lake Boulevard</u> | <u>55437</u> |
| <u>Minneapolis, Minnesota 55437</u> | (Zip Code) |
| (Address of principal executive offices of issuing entity) | |

<u>(952) 857-7000</u>
(Telephone number, including area code)

<u>N/A</u>
(Former name, former address, if changed since last report)

| Title of Class | Registered/reported pursuant to (check one) | | | Name of exchange |
|---|---|---|---|---|
| | Section 12(b) | Section 12(g) | Section 15(d) | (If Section 12(b)) |
| Mortgage Asset-Backed Pass-Through Certificates, Series 2007-QS5, in the classes specified herein | [___] | [___] | [_X_] | _____ |

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes <u>X</u>    No <u>__</u>

## PART I – DISTRIBUTION INFORMATION

**ITEM 1 – Distribution and Pool Performance Information.**

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Prospectus Supplement relating to the RALI Series 2007-QS5 Mortgage Asset-Backed Pass-Through Certificates (the "Certificates") dated March 28, 2007, and related Prospectus dated December 6, 2006 (collectively, the "Prospectus"), of the RALI Series 2007-QS5 Trust (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933. The following classes of Certificates were offered under the Prospectus:

Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6, Class A-7, Class A-8, Class A-9, Class A-10, Class A-11, Class A-12, Class A-13, Class A-14, Class A-P, Class A-V, Class R-I, Class R-II, Class M-1, Class M-2 and Class M-3 Certificates

## PART II – OTHER INFORMATION

**ITEM 2 – Legal Proceedings**

Nothing to report.

**ITEM 3 – Sales of Securities and Use of Proceeds.**

Nothing to report.

**ITEM 4 – Defaults Upon Senior Securities.**

Nothing to report.

**ITEM 5 – Submission of Matters to a Vote of Security Holders.**

Nothing to report.

**ITEM 6 – Significant Obligors of Pool Assets.**

Inapplicable.

**ITEM 7 – Significant Enhancement Provider Information.**

Nothing to report.

**ITEM 8 – Other Information.**

Nothing to report.

**ITEM 9 – Exhibits**

    (a)     Documents filed as part of this report.

Exhibit 99.1    August 2007 Monthly Statement to Certificateholders

    (b)     Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 10.1    Series Supplement, dated as of March 1, 2007, and the Standard Terms of Pooling and Servicing Agreement, dated as of December 1, 2006, among Residential Accredit Loans, Inc., as company, Residential Funding Company, LLC as master servicer, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on April 13, 2007).

Exhibit 10.2    Assignment and Assumption Agreement, dated as of March 29, 2007, between Residential Funding Company, LLC and Residential Accredit Loans, Inc. (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on April 13, 2007).

Exhibit 10.3    ISDA Master Agreement, dated as of March 29, 2007, between Deutsche Bank Trust Company Americas, as Supplemental Interest Trust Trustee for the benefit of the RALI Series 2007-QS5 Supplemental Interest Trust, and Bear Stearns Financial Products Inc., together with the Schedule to the Master Agreement and Credit Support Annex thereto (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on April 13, 2007).

Exhibit 10.4    Cap Novation Confirmation, dated as of March 29, 2007, among Citibank, N.A., Bear Stearns Financial Products Inc. and Deutsche Bank Trust Company Americas, as Supplemental Interest Trust Trustee for the benefit of the RALI Series 2007-QS5 Supplemental Interest Trust (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on April 13, 2007).

Exhibit 10.5    Cap Confirmation, dated as of March 29, 2007, between Deutsche Bank Trust Company Americas, as Supplemental Interest Trust Trustee for the benefit of the RALI Series 2007-QS5 Supplemental Interest Trust, and Bear Stearns Financial Products Inc., with respect to the Class A-2 Certificates (incorporated by reference to the exhibit with the same numerical designation included in the

Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on April 13, 2007).

Exhibit 10.6    Cap Confirmation, dated as of March 29, 2007, between Deutsche Bank Trust Company Americas, as Supplemental Interest Trust Trustee  for the benefit of the RALI Series 2007-QS5 Supplemental Interest Trust, and Bear Stearns Financial Products Inc., with respect to the Class A-9 Certificates (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on April 13, 2007).

Exhibit 99.1    August 2007 Monthly Statement to Certificateholders

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  August 27, 2007


RALI Series 2007-QS5 Trust
(Issuing entity)

By:  Residential Funding Company, LLC,
        as Master Servicer


By:  /s/ Darsi Meyer
      Name:  Darsi Meyer
      Title:    Director

# EXHIBIT 99.1 -- MONTHLY STATEMENT TO CERTIFICATEHOLDERS